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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F         X        Form 40-F
                                ----------              ----------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes                       No      X
                                ----------              ----------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes                       No      X
                                ----------              ----------


 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes                       No      X
                                ----------              ----------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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           ENDESA Announces the Release Date for Its First
                     Half 2004 Unaudited Results

    NEW YORK--(BUSINESS WIRE)--June 29, 2004--ENDESA (NYSE: ELE) will release its unaudited first half 2004 results on Wednesday, July 28th, before the Spanish stock market opens (9:00 am Madrid time).
    The same day there will be a conference call conducted by the Chief Executive Officer and by the Chief Financial Officer, at 10:00h (Madrid time), on which further details will be provided soon.
    In order to ease the access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our website.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es


    CONTACT: ENDESA
             North America Investor Relations Office:
             David Raya, 212-750-7200


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ENDESA, S.A.

Dated: June 29th, 2004                  By: /s/ David Raya
                                            -----------------------------------
                                                Name:  David Raya
                                                Title: Manager of North America
                                                       Investor Relations